QWICK MEDIA INC.

CONSOLIDATED FINANCIAL STATEMENTS

Nine Months Ended September 30, 2014 and 2013
(Unaudited)

(Stated in U.S. Dollars)

NOTICE OF NO AUDITOR REVIEW OF
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

In accordance with National Instrument 51‐102 Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of these interim consolidated financial statements they must be accompanied by a notice indicating that these interim consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company for the period ended September 30, 2014 have been prepared in accordance with United States generally accepted accounting principles and are the responsibility of the Company’s management. The Company’s independent auditors have not performed an audit or review of these interim consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED BALANCE SHEETS
(Stated in U.S. Dollars)

SEPTEMBER 30,		DECEMBER 31,
	2014	2013
	(Unaudited)
ASSETS

Current
Cash	$161,120	$241,327
Receivables	196,464	182,262
Loan receivable	32,607	–
Inventory	218,393	230,593
Prepaid expenses	36,927	2,161
Total Current Assets	645,511	656,343

Property and Equipment	13,722	37,077

Total Assets	$659,233	$693,420

LIABILITIES

Current
Accounts payable and accrued liabilities	$153,998	$124,805
Due to related parties	6,154,572	4,529,913
Accrued dividends payable	581,715	430,035
Total Liabilities	6,890,285	5,084,753

Redeemable Preferred Stock	2,027,945	2,027,945

STOCKHOLDERS’ DEFICIENCY

Common Stock Authorized: 400,000,000 common shares, $0.001 par value; 100,000,000 preferred shares, $0.001 par value, and series as determined by directors. Issued: 71,128,456 common shares at September 30, 2014 and December 31, 2013	71,128	71,128

Additional Paid-in Capital	4,872,776	4,835,551

Deficit Accumulated During The Development Stage	(13,202,901)	(11,325,957)
Total Stockholders’ Deficiency	(8,258,997)	(6,419,278)

Total Liabilities and Stockholders’ Deficiency	$659,233	$693,420

Going Concern, Commitments and Contractual Obligations (Notes 1 and 9)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in U.S. Dollars)
(Unaudited)

	THREE MONTHS ENDED SEPTEMBER 30,		NINE MONTHS ENDED SEPTEMBER 30,
	2014	2013	2014	2013

Revenue	$4,936	$24,369	$47,129	$111,681

Expenses
Advertising and promotion	5,578	10,669	8,171	13,152
Amortization	10,025	10,866	23,927	32,904
Consulting fees	8,637	717	46,273	21,880
Filing Fees	(372)	394	4,606	7,783
Foreign Exchange	(3,911)	(2,233)	108,175	73,309
Interest and bank charges	52,490	52,252	156,355	155,456
Inventory costs	79	−	33,019	−
Management fees	71,628	57,810	213,894	173,802
Office and administrative	52,558	55,808	189,813	188,517
Professional fees	19,939	20,833	106,943	101,032
Rent	45,500	55,095	162,433	161,975
Salaries, wages and benefits	260,157	282,115	791,663	887,936
Travel	45,887	4,771	78,801	59,427
Total Expenses	568,195	549,097	1,924,073	1,877,173

Net Loss For The Period	$(563,259)	$(524,728)	$(1,876,944)	$(1,765,492)

Basic And Diluted Loss Per Common Share	$(0.01)	$(0.01)	$(0.03)	$(0.02)

Weighted Average Number Of Common Shares Outstanding	71,128,456	71,128,456	71,128,456	71,128,456

The accompanying notes are an integral part of these consolidated financial statements.

QWICK MEDIA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in U.S. Dollars)
(Unaudited)

	NINE MONTHS ENDED SEPTEMBER 30,
	2014		2013

Cash Flows (Used In) Provided By:
Operating Activities
Net loss for the period		$(1,876,944)		$(1,765,492)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization		23,927		32,904
Stock-based compensation		37,225		9,178

Changes in operating assets and liabilities:
Receivables		(14,202)		(38,998)
Prepaid expenses		(34,766)		30
Inventory		12,200		(80,698)
Due to related parties		1,624,659		1,774,137
Accrued dividends payable		151,680		151,679
Accounts payable and accrued liabilities		29,193		(68,394)
Net cash provided by (used in) operating activities		(47,028)		14,346

Investing Activities
Loan receivable		(32,607)		–
Purchase of property and equipment		(572)		−
Net cash (used in) investing activities		(33,179)		−

Net (decrease) increase in cash		(80,207)		14,346

Cash, Beginning Of Period		241,327		143,280

Cash, End Of Period		$161,120		$157,626

Supplemental Disclosure of Cash Flow Information
Interest paid	$	−	$	−
Income taxes paid	$	−	$	−

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
                                                                                                           (Unaudited)
 (Stated in U.S. Dollars)

1.      BASIS OF PRESENTATION

The unaudited interim consolidated financial statements as of September 30, 2014 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in consolidated financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these consolidated financial statements be read in conjunction with the December 31, 2013 audited consolidated financial statements and notes thereto. The operating results for the three months or the nine months ended September 30, 2014 are not necessarily indicative of the results that may be expected for future quarters or for the year ending December 31, 2014.

The unaudited interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States (“GAAP”), and are expressed in US dollars. These consolidated financial statements include the accounts of the Company and the accounts of the Company’s wholly owned subsidiaries, Qeyos Ad Systems Inc., incorporated in Canada, and Wuxi Xun Fu Information Technology Co., Ltd., incorporated in China.  The Company’s fiscal year-end is December 31.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. The interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2013.

The Company uses the same accounting policies and methods of computation as in the annual consolidated financial statements for the year ended December 31, 2013.

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Management evaluates estimates and judgments on an ongoing basis. Actual results could differ from these estimates. The significant areas requiring management’s estimates and assumptions include the fair value of shares issued to settle debt, stock based compensation, valuation of accounts receivable and inventory, estimated life, amortization rates and impairment of long-lived assets, valuation allowance for income tax purposes, and fair value measurement of financial instruments.

2.      NATURE OF OPERATIONS AND GOING CONCERN

a)      Organization

Qwick Media Inc. (“the Company”) is governed by the corporate laws of the Cayman Islands.  It is currently a reporting issuer in the Province of British Columbia, Canada.  Principal executive offices are located in Vancouver, British Columbia, Canada.  The registered office is in the Cayman Islands.

The Company was incorporated on October 5, 2000 under the laws of the State of Nevada.  Effective June 26, 2006, it re-domiciled from the State of Nevada to the State of Washington.  Effective July 7, 2009, it re-domiciled from the State of Washington to the State of Wyoming for the sole purpose of effecting a continuance to the Cayman Islands.  Effective July 28, 2009, the Company re-domiciled to the Cayman Islands and became a foreign private issuer with the US Securities and Exchange Commission (“SEC”).

On October 6, 2009, the Company changed its name from “Tuscany Mineral, Ltd.” to “Tuscany Minerals Ltd.”.  On June 22, 2010, the Company changed its name to “Qwick Media Inc.”

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
                             (Unaudited)
 (Stated in U.S. Dollars)

2.      NATURE OF OPERATIONS AND GOING CONCERN (Continued)

On January 28, 2011, the Company completed the acquisition of Qeyos Ad Systems Inc. (“Qeyos”), pursuant to which it acquired all of the issued and outstanding common shares of Qeyos from its shareholders in exchange for the issuance of a total of 4,789,035 shares of the Company’s common stock on the basis of one share of common stock for each common share of Qeyos. As a result of the acquisition of the Qeyos shares, the Company ceased to be a shell company and is now in the business of developing interactive proprietary software, intellectual property and hardware.

For accounting purposes, the acquisition was accounted for at historical carrying values in a manner similar to the pooling of interests method since the chief executive officer and controlling shareholder of the Company was also the chief executive officer and controlling shareholder of Qeyos.  Transfers or exchanges of equity instruments between entities under common control are recorded at the carrying amount of the transferring entity at the date of transfer and fair value, goodwill or other intangible asset adjustments are not recorded. Our consolidated financial statements and reported results of operations reflect these carryover values, and our reported results of operations and stockholders’ equity have been retroactively restated for all periods presented to reflect the results of operations of Qeyos and the Company as if the acquisition had occurred on September 30, 2009, the date the Company and Qeyos commenced common control.

On April 19, 2011, the Company incorporated Wuxi Xun Fu Information Technology Co., Ltd. in China, a wholly-owned subsidiary of the Company.

For all periods presented, all significant inter-company accounts and transactions have been eliminated in the consolidated financial statements.

b)      Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern.

As shown in the accompanying consolidated financial statements, the Company has incurred accumulated losses of $13,202,901 for the period from October 5, 2000 (date of inception) to September 30, 2014. The future of the Company is dependent upon its ability to obtain adequate financing and upon future profitable operations. Management has plans to seek additional capital financing through private placement and a public offering of the Company’s common stock and from the issuance of promissory notes. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded assets, or the amounts of and classification of liabilities that might be necessary in the event the Company cannot continue in existence.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
                             (Unaudited)
 (Stated in U.S. Dollars)

2.      RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the FASB issued ASU No. 2013-04, Liabilities (Topic 405): Obligations Resulting from Joint and Several Liability Arrangements for Which the Total Amount of the Obligation Is Fixed at the Reporting Date. The amendments in ASU 2013-04 provide guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations. The amendments in this standard are effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In April 2013, the FASB issued ASU No. 2013-07, Presentation of Financial Statements (Top 205): Liquidation Basis of Accounting. The objective of ASU No. 2013-07 is to clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures. The amendments in this standard is effective prospectively for entities that determine liquidation is imminent during annual reporting periods beginning after December 15, 2013, and interim reporting periods therein. The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In March 2013, ASC guidance was issued related to Foreign Currency Matters to clarify the treatment of cumulative translation adjustments when a parent sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a business within a foreign entity. The updated guidance also resolves the diversity in practice for the treatment of business combinations achieved in stages in a foreign entity. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014. The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

In July 2013, ASC guidance was issued related to the presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss or a tax credit carryforward exists. The updated guidance requires an entity to net its unrecognized tax benefits against the deferred tax assets for net operating loss carryforwards, similar tax losses, or tax credit carryforwards in the same jurisdiction. A gross presentation will be required only if such carryforwards are not available or would not be used by the entity to settle any additional income taxes resulting from disallowance of the uncertain tax position. The update is effective prospectively for the Company’s fiscal year beginning January 1, 2014.  The Company’s January 1, 2014 adoption of the updated guidance had no impact on the Company’s consolidated financial position, results of operations or cash flows.

The Company is considered to be in the development stage. During the nine months ended September 30, 2014, the Company has elected to early adopt Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. The adoption of this ASU allows the Company to remove the inception to date information and all references to development stage.

3.      LOAN RECEIVABLE

During the nine months ended September 30, 2014, the Company advanced $32,607 pursuant to a loan agreement entered into on June 25, 2014.  Pursuant to the loan agreement the Company will advance up to CAD$60,000.  The loan will bear interest at 12% per annum and is due on July 1, 2015.

4.      INVENTORY

	September 30, 2014	December 31, 2013

Computers	$38,857	$45,382
Monitors	97,538	114,126
Printers	13,597	15,880
Parts and enclosures	27,506	31,426
General	40,895	23,779
	$218,393	$230,593

5.      PROPERTY AND EQUIPMENT
	September 30, 2014
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$37,688	$1,025
Computer software	1,896	1,505	391
Office furniture	21,012	17,734	3,278
Equipment	41,882	32,854	9,028
Leasehold improvements	47,628	47,628	-

	$151,131	$137,409	$13,722

	December 31, 2013
	Cost	Accumulated Amortization	Net Book Value

Computer hardware	$38,713	$30,524	$8,189
Computer software	1,324	1,286	38
Office furniture	21,012	12,875	8,137
Equipment	41,882	24,610	17,272
Leasehold improvements	47,628	44,187	3,441

	$150,559	$113,482	$37,077

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
                             (Unaudited)
 (Stated in U.S. Dollars)

6.      RELATED PARTY TRANSACTIONS AND AMOUNTS OWING

During the nine months ended September 30, 2014, the Company carried out a number of transactions with related parties in the normal course of business.  These transactions were recorded at their exchange amount, which is the amount of consideration established and agreed to by the related parties.

The following are related party transactions and amounts owing at September 30, 2014 that are not otherwise disclosed elsewhere:

a)	The Company paid management fees of $172,768 (2013 - $173,802) to companies controlled by officers for the nine months ended September 30, 2014.

b)	The Company recorded stock-based compensation of $37,216 (2013 - $3,972) as consulting fees incurred to directors and officers for the nine months ended September 30, 2014.

c)
As of September 30, 2014, amounts owing to related parties consists of $6,154,572 (December 31, 2013 - $4,534,392) owed to a director and companies controlled by a director.  At September 30, 2014, $11,242 (December 31, 2013 - $12,889) owed to a company controlled by an officer and $4,684 payable to a company controlled by the managing director (December 31, 2013 - $0) was included in accounts payable and accrued liabilities. The amounts owed are unsecured, non-interest bearing and due on demand.

7.      STOCK OPTIONS

The Company adopted a Stock Option Plan under which the Company can grant up to 6,620,230 shares of its common stock to the officers, directors, employees and consultants.

On April 29, 2014, the Company granted options to purchase 600,000 common shares of common stock to two directors. The stock options will vest over a two year period: with one third vesting on the date of grant, one-third on the first anniversary date and one-third on the second anniversary date. The stock options have a five year term and allow the holder to purchase one common share of the Company at a price of $0.20 per share until April 30, 2019.

During the nine months ended September 30, 2014, the Company recorded stock-based compensation of $37,225 (2013 - $8,366) as consulting expense related to the vesting of stock options.  The Company did not grant any stock options during the nine months ended September 30, 2013.

The weighted average assumptions used for each of the nine months ended September 30, are as follows:

	2014	2013
Expected dividend yield	0%	–
Risk-free interest rate	1.74%	–
Expected volatility	68%	–
Expected option life (in years)	5.00	–

The following table summarizes the continuity of the Company’s stock options:

	Number of Options	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value

Outstanding, December 31, 2013	2,460,000	$0.26	1.86	$	−

Granted	600,000	$0.20
Expired	(435,000)	$0.32

Outstanding, September 30, 2014	2,625,000	$0.23	2.11	$	−

Exercisable, September 30, 2014	2,225,000	$0.24	1.48	$	−

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
                             (Unaudited)
 (Stated in U.S. Dollars)

7.      STOCK OPTIONS (Continued)

A summary of the status of the Company’s non-vested options and changes are presented below:

	Number of Options	Weighted Average Grant Date Fair Value

Non-vested at December 31, 2013	75,000	$0.001

Granted	600,000	$0.11
Vested	(275,000)	$0.08

Non-vested at September 30, 2014	400,000	$0.11

As at September 30, 2014, the following stock options were outstanding:

Number of Options	Exercise Price	Expiry Date
75,000	$0.60	November 30, 2014
75,000	$0.60	February 28, 2015
75,000	$0.60	November 30, 2015
1,800,000	$0.20	December 29, 2015
600,000	$0.20	April 29, 2019
2,625,000

As at September 30, 2014, there was $31,172 in total unrecognized compensation cost related to non-vested stock options. This cost is expected to be recognized over a weighted average period of 1.58 years.

QWICK MEDIA INC.

Notes to the Consolidated Financial Statements

NINE MONTHS ENDED SEPTEMBER 30, 2014 AND 2013
                             (Unaudited)
 (Stated in U.S. Dollars)

8.      REDEEMABLE PREFERRED STOCK

On November 15, 2011, the Company created one series of the 100,000,000 preferred shares it is authorized to issue, consisting of 25,000,000 shares, to be designated as Class A Preferred Shares. The principal terms of the Class A Preferred Shares are as follows:

Voting rights – The Class A Preferred Shares have voting rights (one vote per share) equal to those of the Company’s common stock.

Dividend rights – The Class A Preferred Shares carry a cumulative cash dividend of 10% per annum.  The accrued dividends payable are classified as interest expense in the statements of operations.

Conversion rights – The holders of the Class A Preferred Shares have the right to convert the Class A Preferred Shares, from time to time, at the option of the holder, into one common share until July 31, 2015 at the following conversion prices:

i)	$0.60 per Common Share if converted at any time up to and including July 31, 2012;

ii)	$1.00 per Common Share if converted at any time between August 1, 2012 and July 31, 2013; and

iii)	$1.50 per Common Share if converted at any time between August 1, 2013 and July 31, 2015.

Redemption rights – At any time, the holders of the Class A Preferred Shares may elect to have the Company redeem the Class A Preferred Shares for an amount equal to $1.00 per share.   At any time, the Company may redeem the Class A Preferred Shares for an amount equal to $1.00 per share.

The Company has classified the Class A Preferred Shares as liability because they are redeemable beyond the control of the issuer.

8.      REDEEMABLE PREFERRED STOCK (Continued)

During the year ended December 31, 2011, the Company completed a private placement with a company owned by the Company's President and Chief Executive Officer, consisting of the issuance of 1,000,000 Class A Preferred Shares at a price of $1.00 per Class A Share for gross proceeds of $1,000,000, and converted the principal amount of a debenture and accrued interest thereon to the related party, into an aggregate of 1,027,945 Class A Preferred Shares, at a conversion price of $1.00 per Class A Preferred Share.  As at December 31, 2013, the holder of the Class A Preferred Shares had agreed to not exercise the retractable rights, to have the Company redeem the Class A Preferred Shares, for the next 2 years.

9.      COMMITMENTS AND CONTRACTUAL OBLIGATIONS

The Company had no significant commitments or contractual obligations with any parties respecting executive compensation, consulting arrangements, or other matters.  Management services provided are on a month-to-month basis.

10.      FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The following table presents information about the Company’s financial instruments that have been measured at fair value as of September 30, 2014, and indicates the fair value hierarchy of the valuation inputs utilized to determine such fair values:

SEPTEMBER 30, 2014	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$161,120	$161,120	$161,120

DECEMBER 31, 2013	FAIR VALUE INPUT LEVEL	HELD-FOR- TRADING	TOTAL CARRYING VALUE	FAIR VALUE
Financial assets
Cash	1	$241,327	$241,327	$241,327

Due to the nature of cash, accounts payable and redeemable preferred stock, the fair value of these instruments approximated their carrying value.

11.      SEGMENTED INFORMATION

The Company’s business is considered as operating in one segment being the development of software and hardware for use in digital media kiosks.